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                                                                    EXHIBIT 99.4

                                                           [English Translation]


RESOLUTION FOR GRANTING THE STOCK OPTION RIGHTS IN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS


1. DETAILS OF GRANTING THE STOCK OPTION RIGHTS
     - Resolution date : December 16, 2004
     - Granting date : December 16, 2004
     - Grantees : A total of 1,451 persons
     - Limits of the Company's granting the stock option rights (share) :
       69,320,277
     - Type and number of shares that were previously granted : 1,721,153 registered common shares
     - Type and number of shares to be delivered : A total of 19,772,890 registered common shares
     - Method of granting : issue of new shares, transfer of treasury stock or the compensation of difference

2. CONDITIONS FOR EXERCISE
     - Exercise Period : from December 17, 2006 to December 16, 2011
     - Exercise price (KRW) : 5,000 for each registered common share

3. OTHERS
     - Method of Granting
     : Method of granting shall be resolved by the Company among issue of new shares, transfer of treasury stock or the compensation of difference at the time of exercising the rights.
     - Adjustment of exercise price
     :In case of capital increase, stock dividend, conversion of reserve into capital, conversion of convertible bonds, capital increase through the exercise of preemptive rights, stock split or consolidation of shares, or the occurrence of merger, the exercise price shall be adjusted and details thereof shall be resolved by the Board of Directors.
     - Exercise period
          - Grantees shall be entitled to exercise the amount of up to 60% of their

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            respective stock option rights after 2 years from the granting date and up to additional 40% after 3 years from the granting date. The outside directors in office as of the granting date are entitled to exercise 100% of the stock option right after 2 years from the granting date.
          - However, in the event of death, ordinary retirement, the involuntary termination of employment contracts, reorganization, change of control, or any other events provided for under the stock option agreements, the Representative Director, CCO, COO, CTO, CSO, CFO and CMO as of the granting date shall be vested with 100% of their respective granted stock option rights and be entitled to exercise the respective unexercised stock option rights upon the occurrence of such an event to the extent permitted by the relevant Korean laws regulations.
     - The procedures for the exercise of a stock option right and the special treatment applicable to death, ordinary retirement, etc. shall be subject to the relevant Korean laws and regulations, and the company's internal regulations.
     - The Representative Director shall be authorized to finalize and execute stock option agreements in accordance with the above and the relevant Korean laws and regulations.

4. DATE OF RELEVANT DISCLOSURE
     - October 29, 2004

5. STOCK OPTION RIGHTS TO BE GRANTED IN DETAIL

-----------------------------------------------------------------------------------------------------------------
                      Grantee                Relations with the            Number of shares
                                                  company                  to be delivered          Remarks
                                                                       -----------------------
                                                                          Common     Preferred
                                                                          Stock        Stock
-----------------------------------------------------------------------------------------------------------------
          YOON, CHANG BUN                    Registered Officer         5,776,690         -      Representative
                                                                                                    Director
-----------------------------------------------------------------------------------------------------------------
          PARK, SUNG KYOU                    Registered Officer            50,000         -     Outside Director
-----------------------------------------------------------------------------------------------------------------
          KIM, SUN WOO                       Registered Officer            50,000         -     Outside Director
-----------------------------------------------------------------------------------------------------------------
          KWON, SOON YUB                   Non-registered Officer         500,000         -           CCO
-----------------------------------------------------------------------------------------------------------------
          OH, JUNG TAIK                    Non-registered Officer         500,000         -           COO
-----------------------------------------------------------------------------------------------------------------
          RHEE, JONG MYUNG                 Non-registered Officer         500,000         -           CTO
-----------------------------------------------------------------------------------------------------------------
          JANICE LEE                       Non-registered Officer       1,000,000         -           CFO
-----------------------------------------------------------------------------------------------------------------
          YUN, KYOUNG LIM                  Non-registered Officer         500,000         -           CMO
-----------------------------------------------------------------------------------------------------------------
          OH, GYU SEOK                     Non-registered Officer         500,000         -           CSO
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          SUH, JUNG SIK &                      Non-registered                             -            -
          1,441 Persons                     Officers & Employees       10,396,200
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

* Refer to "Reference Material for Extraordinary General Meeting of Shareholders" for details of the stock option rights to be granted to each of the grantees.